

July 13, 2012

Via E-mail
Mr. Lowell Dansker
Chief Executive Officer
Intervest Bancshares Corporation
One Rockefeller Plaza, Suite 400
New York, NY 10020-2002

> **Re:** **Intervest Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-23377**

Dear Mr. Dansker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

1. Please consider including an "Overview" of management's perspective on Intervest to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. Identify the factors that Intervest's executives focus on in evaluating financial condition and operating performance and consider addressing the material operations, risks and challenges facing Intervest and how management is dealing with these issues. For example, discuss any plans to repay TARP funds prior to the increase in the interest rate in December 2013. Consider enhancing your disclosure to address any material trends. Refer to Release No. 33-8350.

Financial Statements

Note 2. Securities Held to Maturity, page 89

2.   Based on your disclosure, it appears you are utilizing the guidance in ASC 325-40-15 and
        35 in your other than temporary impairment (OTTI) methodology for your pooled trust
        preferred securities. If so, please tell us why you believe the trust preferred securities are
        within the scope of this guidance. Please tell us the credit ratings of the securities at the
        time of acquisition.

3.   Please tell us if the discount rate used in the present value of cash flow calculations
        represents the current yield used to accrete the beneficial interest, the effective interest
        rate implicit in the security at the date of acquisition, or something else. Please provide
        us with accounting guidance you relied upon to support your discount rate.

4.   For each of the eight listed pooled trust preferred securities as of December 31, 2011 and
        March 31, 2012, please provide us the actual discount rate used, the current yield used to
        accrete the beneficial interest, and the effective interest rate implicit in the security at the
        date of acquisition. For each of these dates, please provide us an analysis of the
        difference in expected cash flows and credit OTTI if you used as the discount rate the
        current yield used to accrete the beneficial interest as compared to the effective interest
        rate implicit in the security at the date of acquisition.

5.   As of December 31, 2011 and March 31, 2012, please provide us an analysis of the
        difference in expected cash flows and credit OTTI if you used the impairment model in
        ASC 320-10-35 and explain the primary factors that cause any differences.

6.   Please tell us in detail how you develop your estimate of future deferrals and defaults for
        each security. Tell us how you consider the specific credit characteristics of the collateral
        underlying each individual security in developing your estimate of future deferrals and
        defaults and tell us whether you had different estimates of deferrals and defaults for each
        security owned.

7.   Please revise future filings to disclose the information required by ASC 320-10-50-8B for
        each period presented.

Note 3. Loans Receivable, page 91

8.   You disclose on page 92 that all of your impaired loans have a specific valuation
        allowance. We also note from your disclosure on page 53 that you recorded partial
        charge-offs related the appraised value of collateral for certain loans. Please explain to us
        the facts and circumstances related to loans with partial charge-offs that also have a
        specific valuation allowance. Also, explain to us why you do not appear to have any
        impaired loans that do not have a specific valuation allowance since generally banks have

loans that meet the definition of an impaired loan but not have credit impairment. Also, note the disclosure requirements in ASC 310-10-50-15(a)(3)(ii).

9.   Please revise future filings to disclose the information required by ASC 310-10-50-11B(g) and (h).

Definitive Proxy Statement filed March 30, 2012

Executive Compensation

Compensation Discussion and Analysis, page 13

General

10.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation. For example, we note minimal discussion and analysis of how the Committee determined specific long-term restricted Class A common stock awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

11.   Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

12.   Future filings should elaborate to a greater extent on the role of Mr. Dansker in determining compensation and his input during the crafting of compensation packages. For example, can Mr. Dansker call or attend compensation committee meetings? Can he meet with your compensation consultants? Refer to Item 402(b)(2)(xv).

13.   We note your use of peer group comparisons. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2011 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

14.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Dansker's salary and stock awards relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney